August 22, 2008
Ms. Susann Reilly
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549

RE:	The Cato Corporation
Form 10-K for Fiscal Year Ended
February 2, 2008 and filed April 1, 2008
Schedule 14A filed April 11, 2008
File No. 1-31340
Dear Ms. Reilly:
We received your letter of August 19. As requested, in future filings the Company will identify all companies comprising any survey used for External Benchmarking for Named Executive Officers.
The Cato Corporation makes the following acknowledgments:
•	That it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have questions, please contact me at (704) 940-7832.
Sincerely,
/s/ Stuart L. Uselton
Stuart L. Uselton
Executive Vice President
Chief Administrative Officer

8100 Denmark Road
P.O. Box 34216
Charlotte, North Carolina 28234
(704) 554-8510